SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Resolutions Passed at the Extraordinary General Court

All of the resolutions proposed at the Extraordinary General Court of the Bank held on 19 May 2010 were duly passed.

The Results of the voting on each resolution are as follows:

Resolution 1

To approve the Renominalisation of Ordinary Stock

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	503,634,456	99.78	1,087,975	0.22	1,494,317	504,722,431

Resolution 2

To increase the Bank's authorised capital stock

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	499,933,942	99.04	4,820,591	0.96	1,427,859	504,754,533

Resolution 3

To adopt the new Bye-Laws

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3	503,727,661	99.82	919,588	0.18	1,569,474	504,647,249

Resolution 4

To issue Ordinary Stock and dissapply pre-emption rights to effect the Proposals, excluding the Government Transaction

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	499,660,164	99.01	5,005,616	0.99	1,547,835	504,665,780

Resolution 5

To issue the Allotment Instrument in respect of Allotment Instruments Stock necessary to effect the Debt for Equity Offers

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	499,820,847	99.06	4,743,073	0.94	1,646,718	504,563,920

Resolution 6

To issue Ordinary Stock pursuant to the Proposals at a discount of more than 10% to the middle market price

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	499,681,946	99	5,035,963	1	1,498,554	504,717,909

Resolution 7

To approve the Government Transaction as a related party transaction pursuant to the Listing Rules, issue Ordinary Stock at the discount of more than 10% to the middle market price and disapply pre-emption rights in respect of the Government Transaction and to approve the Warrant Cancellation

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
7	311,846,473	98.55	4,592,740	1.45	1,513,561	316,439,213

Resolution 8

To reduce stock premium

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
8	503,868,031	99.69	1,572,720	0.31	667,909	505,440,751

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Extraordinary General Court which was posted to stockholders on 26 April 2010.

Application has been made to the Irish Stock Exchange and the UK Listing Authority for (i) 326,797,386 units of Placing Stock pursuant to the Institutional Placing, (ii) 575,555,556 units of Placing Stock pursuant to the Institutional Placing, and (iii) 1,996,521,562 units of Rights Issue Stock, Nil Paid and Fully Paid  to be admitted to the Official Lists and an application has been made to the Irish Stock Exchange and the London Stock Exchange for such units of Ordinary Stock to be admitted to trading on their respective regulated markets for listed securities. It is expected that such admission will become effective and that dealings will commence in the Ordinary Stock at 8.00a.m. on 20 May 2010.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and the UK Listing Authority at the following locations, where they can be obtained:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2 and Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

19 May 2010

For further Information contact:
Helen Nolan, Group Secretary
Tel:
+ 353 76 6237410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 19 May 2010